Charles S. Kim

T: +1 858 550 6049

ckim@cooley.com

January 26, 2015

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Jeffrey P. Riedler

Re:                        TRACON Pharmaceuticals, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 20, 2015

File No. 333-201280

Dear Mr. Riedler:

On behalf of TRACON Pharmaceuticals, Inc., a Delaware corporation (the “Company”), we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 21, 2015 (the “Comment Letter”) regarding Amendment No. 1 to the Company’s registration statement on Form S-1 (the “Form S-1/A”), publicly filed with the Securities and Exchange Commission (the “Commission”) on January 20, 2015.

The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of the Form S-1/A.

Summary Financial Data, page 10

1.                                    Given your disclosure that the concurrent private placement is not a binding agreement or commitment to purchase, please remove the pro forma effect of the sale of $5 million of shares of your common stock in the concurrent private placement as it is not factually supportable. Make conforming changes under Capitalization on page 52, Dilution on page 54 and other parts of your document as applicable.

Response:  The Company acknowledges the Staff's comment and respectfully advises the Staff that it has entered into a binding agreement, effective January 22, 2015, with New Enterprise Associates 14, Limited Partnership setting forth the terms of the concurrent private placement described in the Form S-1/A. The Company will update the disclosure accordingly in its prospectus filed pursuant to Rule 424(b)(4) following the effectiveness of the Company's registration statement on Form S-1.

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

United States Securities and Exchange Commission

January 26, 2015

Page Two

Sincerely,

COOLEY LLP

/s/ Charles S. Kim

Charles S. Kim

cc:                            Charles P. Theuer, M.D., Ph.D., TRACON Pharmaceuticals, Inc.

H Casey Logan, TRACON Pharmaceuticals, Inc.

Patricia Bitar, TRACON Pharmaceuticals, Inc.

Sean M. Clayton, Esq.

Kristin E. VanderPas, Esq.

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM